Exhibit (a)(22)

Employee Letter/Email

Dear Colleagues,

I wanted to let you know that we have announced an amended agreement with Valeant that increases its offer to acquire Salix to $173.00 per share in cash, valuing Salix at approximately $15.8 billion. This increased offer represents a 9.5% premium over Valeant’s original offer price of $158.00 per share announced on February 22nd. This amended agreement with Valeant recognizes the value of Salix as the leading gastrointestinal specialty pharmaceutical company and delivers to our stockholders all cash consideration in the near future.

Last Friday, Valeant and Salix received regulatory approval to proceed with the acquisition, satisfying one of the conditions necessary to consummate the tender offer. If the minimum tender condition is satisfied at the end of the day on March 31st, Valeant expects to be able to complete the acquisition on April 1. Please keep in mind that, until the acquisition closes, we will continue to operate as an independent company. Therefore, it is important that we continue to focus on our day-to-day responsibilities, meet our commitments for the business and deliver results to our customers, patients and stockholders.

As always, if you have you have any questions, please do not hesitate to contact Senior Staff, your manager or Human Resources. We will continue to do our best to keep you informed of all relevant information during the pendency of the transaction. We appreciate your continued dedication to delivering the same great, high-quality work that you have always done.

Best,

Tom

Important Information for Investors and Security Holders

This communication does not constitute an offer to buy or a solicitation of an offer to sell any securities. A tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, has been filed with the Securities and Exchange Commission (the “SEC”) by a subsidiary of Valeant Pharmaceuticals International, and a Solicitation/Recommendation Statement on Schedule 14D-9 has been filed with the SEC by Salix Pharmaceuticals, Ltd. (“Salix”). The tender offer is being made only pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND STOCKHOLDERS OF SALIX ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER, AND ANY AMENDMENTS OR SUPPLEMENTS THERETO, AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN (OR WILL CONTAIN) IMPORTANT INFORMATION. These materials will be sent free of charge to Salix stockholders, and may also be obtained from Salix’s website, www.salix.com. In addition, all of these materials (and all other tender offer documents filed with the SEC) are or will be available at no charge from the SEC through its website at www.sec.gov.